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                              February 16, 2023

       Patrick Obara
       Chief Financial Officer
       URANIUM ENERGY CORP
       1030 West Georgia Street, Suite 1830
       Vancouver, British Columbia, Canada V6E 2Y3

                                                        Re: URANIUM ENERGY CORP
                                                            Form 10-K for
Fiscal Year Ended July 31, 2022
                                                            Form 10-Q for
Fiscal Quarter Ended October 31, 2022
                                                            File No. 001-33706

       Dear Patrick Obara:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for Fiscal Year Ended July 31, 2022

       Item 2. Description of Properties, page 28

   1. Please disclose the selected point of reference with your summary resource table as required by Item 1303
(b)(3)(v) of Regulation S-K, and clarify the commodity price used for the Yuty resource.
   2. For each material property please include the location, accurate to within one mile, using an easily recognizable
coordinate system as required by Item 1304 (b)(1)(i) of Regulation
                                                        S-K.
   3. For each mineral resource disclosed in the individual property section of your filing please disclose the point of
reference used, the metallurgical recovery factor, and the cut-off grade as required by
Item 1304 (d)(1) of Regulation S-K. In addition please include the mineral price for
Clarkson Hill and Anderson.
   4. We note you use a mineral resource uranium price of $65 per pound for certain properties,
 Patrick Obara
FirstName
URANIUMLastNamePatrick
            ENERGY CORPObara
Comapany16,
February   NameURANIUM
             2023       ENERGY CORP
February
Page  2 16, 2023 Page 2
FirstName LastName
         as compared to $40 per pound for other properties. Please expand your disclosure to explain the reasons for using $65 per pound price as required by Item 1302 (d)(2) of
         Regulation S-K.
5. We note your disclosure of historical resources beginning on page 143 of your filing.
         Estimated quantities of historical resources are not defined under
Item 1300 of Regulation
         S-K and therefore should be removed from your filing.
6. Please revise to include a section that includes a description of internal controls with respect to exploration and mineral resource and reserve estimation efforts as required by
         Item 1305 of Regulation S-K.
Item 9A. Controls and Procedures
Evaluation of Disclosure Controls and Procedures, page 237

7. We note you do not state a conclusion regarding the effectiveness of your disclosure controls and procedures as of the end of July 31, 2022. Please revise to disclose
         management   s conclusion with regard to the effectiveness of your
disclosure controls and
         procedures. Refer to Item 307 of Regulation S-K.
Item 15. Exhibits, Financial Statement Schedules
96.6, page 276

8. It appears that your Wyoming ISR Hub and Spoke project technical report summary is missing several figures. For example it appears Figure 3-1 through Figure 3-3, Figure 6-2 through Figure 6-3b, and other figures have been omitted. Please consult with the associated qualified persons to obtain and file revised technical report summaries that includes the omitted figures. To the extent similar information has been omitted from your other technical report summaries that you have filed, advise us of your assessments in this regard, and of any actions that are necessary to similarly resolve.
9. We note that you have included a section in your technical report summary titled exploration potential. Please consult with your qualified person and revise this section of your technical report summary to comply with Item 1302 (c) of Regulation S-K. To the extent similar information has been included in your other technical report summaries that you have filed, advise us of your assessments in this regard, and of any actions that are necessary to similarly resolve.
10. We note from Table 10-1 that no recent processing or metallurgical testing has been conducted on material from certain project areas. Please consult with your qualified person and revise to explain how the qualified person determined the assumed mineral extraction process supports mineral resource reporting for these project areas. To the extent similar information has been included in your other technical report summaries that you have filed, advise us of your assessments in this regard, and of any actions that are necessary to similarly resolve.
 Patrick Obara
FirstName
URANIUMLastNamePatrick
            ENERGY CORPObara
Comapany16,
February   NameURANIUM
             2023       ENERGY CORP
February
Page  3 16, 2023 Page 3
FirstName LastName
11. Please revise to include the qualified person's estimates of cut-off grades based on assumed costs and commodity prices that provide a reasonable basis for establishing the prospects of economic extraction for mineral resources, as required by Item
         601(b)(96)(iii)(B)(11)(iii) of Regulation S-K. To the extent similar information has been omitted from the your other technical report summaries that you have filed, advise us of your assessments in this regard, and of any actions that are necessary to similarly resolve.
12. We note that in section 11.4 of your technical report summary that your qualified person has provided an opinion that as your project contains multiple project areas in different geologic settings and stages of development, it is virtually impossible to fully resolve all issues relating to relevant technical and economic factors likely to influence the prospect of economic extraction. This statement seems to run contrary to the definition of a mineral resource in that, as defined under Item 1300 of Regulation S-K, a mineral resource has a reasonable prospect of economic extraction and with assumed and justifiable technical and economical conditions is likely to become economically extractable. Please explain this statement and revise this section as necessary. To the extent similar information has been included in your other technical report summaries that you have filed, advise us of your assessments in this regard, and of any actions that are necessary to similarly resolve.
Notes to the Consolidated Financial Statements
Note 9: Equity-Accounted Investment, page F-23

13.      We note your equity interest in Uranium Royalty Corp. (   URC   ) has
decreased to 15.5%
         as of July 31, 2022 and further to 15.4% as of October 31, 2022, but that you continue to believe you have the ability to exercise significant influence with
representation on URC   s
         board of directors. Please explain in further detail why you believe it remains appropriate to account for your investment in URC using the equity method of accounting. As part of your response, address how you concluded your ability to exercise significant influence over URC based on the factors in FASB ASC 323-10-15-6 overcame the presumption in FASB ASC 323-10-15-8.
Form 10-Q for Fiscal Quarter Ended October 31, 2022

Note 3: Acquisition of UEX Corporation, page F-11

14. Please provide a detailed analysis of how you concluded that the UEX Acquisition was the acquisition of assets rather than a business under FASB ASC 805. We remind you that the company and its management are responsible for the accuracy
and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Jennifer O'Brien, Staff Accountant, at 202-551-3721 or Shannon
Buskirk, Staff Accountant, at 202-551-3717 if you have questions regarding comments on the
 Patrick Obara
URANIUM ENERGY CORP
February 16, 2023
Page 4

financial statements and related matters. Please contact John Coleman, Mining Engineer, at 202-
551-3610 if you have questions regarding the engineering comments.



FirstName LastNamePatrick Obara                           Sincerely,
Comapany NameURANIUM ENERGY CORP
                                                          Division of
Corporation Finance
February 16, 2023 Page 4                                  Office of Energy &
Transportation
FirstName LastName